

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 17, 2017

Paul Scanlan
Chief Executive Officer
Legion M Entertainment, Inc.
6425 Christie Ave., Suite 500
Emeryville, CA 94608

> **Re:** **Legion M Entertainment, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 19, 2016**
> **CIK No. 0001674163**

Dear Mr. Scanlan:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you have included an "exchange offer" for shares issued in the Regulation CF and Regulation D offerings in March 2016. It does not appear appropriate to include this type of exchange offer in a Regulation A offering. Please remove references to the exchange offer accordingly. In the alternative, you may revise your offering statement to offer for resale shares issued in the Regulation CF and Regulation D offerings.

2. Please update the financial statements to provide unaudited financial statements for the six month interim period as of and ending on. September 30, 2016. Please refer to Part F/S(b)(3)(B) of Form 1-A.

Use of Proceeds, page 21

3. Please also provide a breakdown of the use of proceeds if 50% or 75% of the offering is sold. Similarly, revise your dilution tables assuming 25%, 50% or 75% of the offering is sold.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Project Spending, page 31

4. Please briefly describe the "'Pitch Elevator' TV show concept."

Plan of Operations, page 32

5. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. Please also state whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations.

Security Ownership of Management and Certain Security Holders, page 36

6. Please update to provide beneficial ownership information as of the most recent practicable date. Refer to Item 12 of Form 1-A.

Plan of Distribution and Selling Shareholders

Plan of Distribution, page 41

7. Please describe the procedures for prospective investors who have submitted non-binding indications of interest on the WeFunder website to subscribe in the offering. Please also clarify whether the prospective investors may subscribe only through the WeFunder website and describe briefly how subscription information is transmitted from WeFunder to your transfer agent.

Investors' Tender of Funds, page 42

8. Please clarify that to the extent the offering is terminated without satisfying the minimum offering contingency, escrowed funds will be promptly returned to investors.

You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Jane Tam, Esq.
        KHLK LLP